Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports voting results from Annual General Meeting

Calgary, Alberta (May 7, 2024) – Suncor (TSX: SU) (NYSE: SU) held its Annual General Meeting in Calgary today. A total of 877,654,867 shares (approximately 68.19% of outstanding common shares) were represented in person or by proxy.

Shareholders voted as follows on the matters before the meeting:

1.	Shareholders elected the following eleven board members (ten of whom are independent), with shares represented at the meeting voting in favour of individual directors as follows:

Ian R. Ashby	99.88%
Patricia M. Bedient	99.03%
Russell K. Girling	97.40%
Jean Paul Gladu	97.67%
Richard M. Kruger	99.91%
Brian P. MacDonald	99.01%
Lorraine Mitchelmore	95.97%
Jane L. Peverett	98.86%
Daniel Romasko	99.87%
Christopher R. Seasons	99.23%
M. Jacqueline Sheppard	98.87%

2.	Shareholders appointed KPMG LLP as Suncor’s auditors.

3.	Management’s approach to executive compensation (say on pay) disclosed in Suncor’s management proxy circular dated February 21, 2024 was approved with 87.18% of shares represented at the meeting voting in favour.

4.	The resolution requesting Suncor end its pledge to be Net Zero by 2050 was denied with 98.92% of shares represented at the meeting voting against the proposal, in line with management’s recommendation.

5.	The resolution requesting Suncor disclose audited results assessing a range of climate transition scenarios was denied with 88.45% of shares represented at the meeting voting against the proposal, in line with management’s recommendation.

Note: the biographies of Board members and further details about Suncor’s corporate governance practices are available at suncor.com.

An archive of the webcast of the meeting will be available for the next 90 days at suncor.com/webcasts.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-CanadaTM retail and wholesale distribution networks (including Canada’s Electric HighwayTM, a coast-to-coast network of fast-charging EV stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investments in power and renewable fuels. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com

Media inquiries:

1-833-296-4570

media@suncor.com

Investor inquiries:

invest@suncor.com

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com